UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                                AMENDMENT #4

                 Under the Securities Exchange Act of 1934


                                Caneum, Inc.
                              (Name of Issuer)


                       Common Stock, par value $.001
                      Options to Purchase Common Stock
                     Warrants to Purchase Common Stock
                       (Title of Class of Securities)


                                137515 10 2
                               (CUSIP Number)


                               Alan Knitowski
                          3101 West Coast Highway
                                 Suite 400
                        Newport Beach, CA 92663-4401
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                July 7, 2008
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

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CUSIP No.  137515 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Alan Knitowski

2.   Check the Appropriate Box if a Member of a Group  (a) _____
                                                       (b)   X

3.   SEC Use Only

4.   Source of Funds     PF and OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship                   United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power         850,000(See Item 5)
     8.   Shared Voting Power       1,670,874(See Item 5)
     9.   Sole Dispositive Power    850,000(See Item 5)
     10.  Shared Dispositive Power  1,670,874(See Item 5)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,520,874 shares (See Item 5)

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     20.8%(1) (See Item 5)

14.  Type of Reporting Person

     IN

     (1) Based on 11,134,985 shares of common stock, par value $.001, outstanding.

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CUSIP No.  137515 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Knitowski Family Trust UDT dated 8/3/00

2.   Check the Appropriate Box if a Member of a Group  (a) _____
                                                       (b)   X

3.   SEC Use Only

4.   Source of Funds     OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Place of Organization              California

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power         -0-
     8.   Shared Voting Power       1,376,756 (See Item 5)
     9.   Sole Dispositive Power    -0-
     10.  Shared Dispositive Power  1,376,756 (See Item 5)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,376,756  (See Item 5)

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     11.5%(1) (See Item 5)

14.  Type of Reporting Person

     OO (family trust)

     (1) Based on 11, 134,985 shares of common stock, par value $.001, outstanding.

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

Item 1.  Security and Issuer

     Common stock, par value $.001
     Caneum, Inc., a Nevada corporation
     3101 West Coast Highway
     Suite 400
     Newport Beach, CA 92663-4401

Item 2.    Identity and Background

     (a)  Alan Knitowski
     (b)  3101 West Coast Highway
          Suite 400
          Newport Beach, CA 92663-4401
     (c)  Chairman of Caneum, Inc.
          3101 West Coast Highway
          Suite 400
          Newport Beach, CA 92663-4401
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States

     (a)  The Knitowski Family Trust UDT dated 8/3/00
     (b)  2 San Joaquin Plaza
          Suite 240
          Newport Beach, CA 92660
     (c)  Not Applicable
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  California

Item 3.  Source and Amount of Funds or Other Consideration

     In 2003, Mr. Knitowski acquired 225,000 shares of common stock for accepting appointment as a director of the Issuer for a total price of $225 using his personal funds. From 2003 to 2006, he purchased a total of 500,000 shares, and received 166,667 warrants, for an aggregate purchase price of $350,000 in three private offerings by the Issuer using his personal funds. He received 14,033 shares as an annual bonus for 2004 and 76,056 shares as an annual bonus for 2005 pursuant to his employment agreement with the Issuer. On July 7, 2008, he received 150,000 shares for extending his employment agreement with the Issuer for one year in 2008. Except for 30,000 shares gifted by Mr. Knitowski, all of the above referenced shares were subsequently issued into the name of the family trust.

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

     On July 7, 2008, Mr. Knitowski received 178,042 shares and on September 2, 2008, he received 116,076 shares for a good faith negotiation of his employment agreement with the Issuer, which were subsequently issued in the name of a limited liability company of which he is the Managing Director.

     In 2003, Mr. Knitowski was granted 1,000,000 options for performance that vested on a quarterly basis. Mr. Knitowski exercised 275,000 of these options in 2005 for a price of $151,250 using his personal funds and these shares were issued into the name of the family trust. In 2006, Mr. Knitowski was granted an additional 125,000 options for agreeing to amend his employment agreement with the Issuer.

Item 4.    Purpose of Transaction

     The shares of common stock and warrants were issued to Mr. Knitowski as an investment in the Issuer and for performance by Mr. Knitowski. The options were granted as compensation for performance by Mr. Knitowski. Other than additional issuances of stock and granting of options for performance per his employment agreement, the Reporting Persons have no present plan or proposal which would relate to or would result in any of the events listed below:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) Together the Reporting Persons beneficially own a total of 2,520,874 shares representing 20.8%.

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

     (b) Mr. Knitowski has sole voting and dispositive power over 850,000 shares which represent shares underlying options.
          Mr. Knitowski and the family trust share voting power over 1,210,089 shares and 166,667 shares which represent shares underlying warrants.
          Mr. Knitowski and the family trust share dispositive power over 1,097,589 shares, but there are 112,500 additional shares issued that vest quarterly that are included for aggregate beneficial ownership calculations.
          Mr. Knitowski and the LLC share voting and dispositive power over 178,042 shares.
     (c) On September 2, 2008, the Company issued 116,076 shares to make whole the number of shares issued for good faith negotiations of Mr. Knitowski's employment agreement with the Issuer.
     (d)  Wife, Kelly D. Knitowski, is also a trustee of the family trust.
     (e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Knitowski entered into an Employment Agreement dated October 28, 2003, with the Issuer. The agreement provides that Mr. Knitowski provide services as Chairman of the Board of Directors of the Issuer. Amendment No. 1 to the employment agreement was entered into on September 29, 2006, and Amendment No. 2 was effective March 31, 2008. Mr. Knitowski is eligible to receive bonuses upon achievement of annual performance objectives to be determined by the Board of Directors and Mr. Knitowski.

Item 7.   Material to Be Filed as Exhibits

     Employment Agreement dated October 28, 2003 (incorporated by reference as Exhibit 10.7 to the Issuer's Form 10-QSB for the quarter ended September 20, 2003 (filed November 7, 2003)).

     Amendment No. 1 to Employment Agreement dated September 29, 2006 (incorporated by reference as Exhibit 10.4 to the Issuer's Form 10-KSB for the year ended December 31, 2006 (filed July 3, 2007)).

     Amendment No. 2 to Employment Agreement effective March 31, 2008 (incorporated by reference as Exhibit 99.2 to the Issuer's Form 8-K/A-1 dated September 9, 2008 (filed October 8, 2008)).

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                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 20, 2008                 Date:  October 20, 2008

/s/ Alan Knitowski                      /s/ Alan Knitowski
Alan Knitowski                          Alan Knitowski/Trustee
                                        The Knitowski Family Trust


         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)



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